Exhibit 99.1

Jiuzi Holdings, Inc. Announces Pricing of $5.5 Million Registered Direct Offering and Concurrent Private Placement

HANGZHOU, China, September 29, 2025 – Jiuzi Holdings, Inc. (Nasdaq: JZXN) (“Jiuzi” or the “Company”), today announced that it has entered into a securities purchase agreement with certain institutional investors for the purchase and sale of 9,220,000 shares (the “Ordinary Shares”) in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell unregistered Warrants (“Warrants”) to purchase up to an aggregate of 18,440,000 Ordinary Shares. The combined effective offering price for each Ordinary Share and the accompanying Warrants is $0.60. Each private placement warrant will be immediately exercisable, expire five and one-half years from the initial exercise date and will have an exercise price of $0.60 per share.

The combined gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be $5.5 million before deducting the placement agent’s fees and other estimated offering expenses. The offering is expected to close on or about September 30, 2025, subject to the satisfaction of customary closing conditions. The Company plans to use around 70% of the proceeds from this offering to invest in cryptocurrency assets.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Ordinary Shares sold in the registered direct offering are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-267617), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 14, 2022. The offering of Ordinary Shares will be made only by means of a prospectus supplement that forms a part of such registration statement. A prospectus supplement relating to the Ordinary Shares offered in the registered direct offering will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

The Warrants to be issued in the concurrent private placement and the shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About Jiuzi Holdings, Inc

JZXN is a leading provider of smart charging infrastructure for new energy vehicles in China’s lower-tier cities, specializing in high-power DC fast-charging stations (80kW–160kW) and integrated energy storage systems. The Company plans to expand its intelligent charging network through 2026, contributing to carbon neutrality and the development of sustainable transportation. As part of its ongoing efforts to strengthen its balance sheet, the Company recently announced it has expanded into cryptocurrency asset investments to support a more diversified capital structure.. For more information, please visit jzxn.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, which include, without limitation, the expected completion, timing and size of the offering. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

For investor and media inquiries, please contact:

Jiuzi Holdings Inc.

Email: iris@jzxn.com